Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

July 10, 2008

PACIFIC ASIA CHINA ENERGY INC. COMPLETES SALE TO
GREEN DRAGON GAS

PACIFIC ASIA CHINA ENERGY INC. (the “Company”) today announced the closing of the plan of arrangement under which Green Dragon Gas (“Green Dragon”), through its wholly-owned direct and indirect subsidiaries, GREKA China Ltd. and GREKA Acquisitions Ltd. (“GREKA”), acquired all of the Company’s outstanding shares at a price of CDN$0.35 per share in cash, for total cash proceeds of approximately CDN$32.40 million.

The transaction was conducted pursuant to a plan of arrangement under Section 288 of the British Columbia Business Corporations Act and was approved by the Company’s securityholders and the British Columbia Supreme Court on July 3, 2008. The Company’s shares will be delisted from the TSX Venture Exchange in the near future. Each of the current directors and officers of the Company have today resigned.

The Company, through its transfer agent, has mailed instructions to the Company’s shareholders informing them of the procedure to tender their shares for the cash consideration payable under the arrangement. A copy of the letter of transmittal mailed to shareholders has also been filed by the Company on the SEDAR website at www.sedar.com.

Details regarding the terms of the transaction are set out in the Company’s management information circular dated May 29, 2008, which was filed by the Company on the SEDAR website at the address above.

Financial and Legal Advisors

Haywood Securities Inc. has acted as financial advisor to the Company with respect to the transaction. The Company’s legal advisor is Blake, Cassels & Graydon LLP.

Green Dragon Gas

Green Dragon Gas (GDG.L) is a vertically integrated gas supplier committed to providing optimum shareholder returns through the execution of an environmentally progressive niche business plan. GREKA is Green Dragon’s wholly-owned subsidiary. GREKA is a gas supplier based in China with a focus on the exploration, development, production, distribution and sales of natural gas from coal seams, commonly known as coal bed methane or CBM. It expects to generate its own CBM supply from three projects in Shanxi province, one project in Jiangxi province and one project in Anhui province covering acreage holdings with an aggregate area of 6620 km3 and an estimated 18.1 Tcf of GIP in aggregate. GREKA expects to distribute the CBM production in these projects to its customers mainly in the form of compressed natural gas by trucks and to a lesser extent via pipelines.

About the Company

Pacific Asia China Energy Inc. is a Canadian-based resource company specializing in the strategic development of CBM projects in China, CBM drilling and coal degasification through its 50 percent owned subsidiary, Pace Mitchell Drilling Corp. The common shares of the Company are listed on the TSX Venture Exchange under the symbol “PCE”.

Forward-Looking Information

This press release contains “forward-looking information” that is based on the Company’s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to the potential acquisition of the Company by GREKA and the value of the transaction, as well as the Company’s plans, outlook and business strategy. The words “may”, “would”, “could”, “should”, “will”, “likely”, “expect,” “anticipate,” “intend”, “estimate”, “plan”, “forecast”, “project” and “believe” or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to, uncertainties related to the ability of the Company and GREKA to satisfy the closing conditions to the transaction. This factor and others should be considered carefully and readers should not place undue reliance on such forward-looking information. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy

"Devinder Randhawa"

Ph: 877-979-7028

Devinder Randhawa, Chairman & CEO